A.G.P. / Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

January 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNS Pharmaceuticals Inc.
Registration Statement on Form S-1, as amended
File No: 333-275973

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P / Alliance Global Partners as lead Placement Agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00pm Eastern Time on January 25, 2024 or as soon thereafter as practicable.

Very truly yours,

A.G.P / Alliance Global Partners

By:	/s/ Thomas Higgins
Name:	Thomas J. Higgins
Title:	Managing Director